

October 4, 2011

Via E-mail
Mr. Harold R. Shipes
Chief Executive Officer and Chairman of the Board
International Silver Inc.
5210 E. Williams Circle, Suite 700
Tucson, Arizona 85711

> **Re: International Silver Inc.**
> **Amendment 2 to Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed May 9, 2011**
> **Amendment 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 29, 2011**
> **File No. 333-147712**

Dear Mr. Shipes:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment 2 to Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Statements of Income, page 34

1.   We note your response to prior comment 1 in our letter of September 16, 2011 whereby you have indicated you will revise the presentation of share-based payment expenses in future filings. However, we note that you continue to separately present $390,000 of stock compensation expense. As requested in our prior comment, please classify share-based payments in the same manner as cash-based payments. Refer to SAB Topic 14.F.

Mr. Harold R. Shipes
International Silver Inc.
October 4, 2011
Page 2

Amendment 1 to Form 10-Q for the Quarter Ended June 30, 2011

General

2.   We have considered your response to comment 5.   Please clarify what will be reported in Form 8-K upon the closing of escrow, given that the acquisition has been recorded in your June 30, 2011 financial statements.

Note F – Deferred Asset Retirement Cost and Asset Retirement Obligation, page 15

3.   We did not note a response with reference to our prior comment 8. Please confirm the requested disclosures will be made in future filings

        You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief